SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File Number: 001-33469

Yingli Green Energy Holding Company Limited
(Translation of registrant’s name into English)

No. 3055 Middle Fuxing Road
Baoding 071051
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
FORM 6-K

Description

Signature

EX-4.1 Rights Agreement dated as of October 17, 2007 between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent.
EX-99.1 Press Release dated October 17,2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Liansheng Miao
	Name:	Liansheng Miao
	Title:	Chairman of the Board and Chief Executive Officer

Date: October 17, 2007

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